KW 3/8/14

[redacted]

14046462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 Sunrise Valley Drive, Suite 200
(No. and Street)

Reston (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Carignan, 703.716.6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPA's, PC
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Blvd.m 5th Floor, Reston, VA 20191
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/14

OATH OR AFFIRMATION

I, Marc Carignan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance, FINOP

Title

Notary Public

REBECCA JANE STALLARD
Notary Public
Commonwealth of Virginia
7332876
My Commission Expires Jun 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Audited Financial Statements and Supplementary Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2013 and 2012

CONTENTS

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Mason Securities, Inc.
Reston, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Mason Securities, Inc. (a Virginia Corporation), which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Corporation's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 19, 2014

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

STATEMENTS OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	Year Ended December 31, 2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 256,215	$ 134,336
Concessions and commissions receivable	67,234	80,731
Due from related party	68,769	1,357,332
TOTAL CURRENT ASSETS	392,218	1,572,399
DEPOSITS	25,000	25,000
	$ 417,218	1,597,399

	2013	2012
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 12,692	$ 15,129
TOTAL CURRENT LIABILITIES	12,692	15,129
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	25,599	25,599
Retained earnings	378,926	1,556,670
	404,526	1,582,270
	$ 417,218	$ 1,597,399

See notes to financial statements.

STATEMENTS OF INCOME

MASON SECURITIES, INC.

	Year Ended December 31, 2013	2012
INCOME		
Concession and commission income	$ 679,636	$ 862,245
Interest income	153	37
	679,789	862,282
EXPENSES		
Operating expense	419,825	385,118
Management fees	82,164	75,137
Commission expense	59,541	102,185
	561,530	562,440
NET INCOME BEFORE INCOME TAXES	118,259	299,842
Income Tax Expense	46,003	116,638
NET INCOME	$ 72,256	$ 183,204

See notes to financial statements.

STATEMENTS OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2011	$ 1	$ 25,599	$ 1,373,466	$ 1,399,066
Net Income for the year ended December 31, 2012	0	0	183,204	183,204
BALANCE, December 31, 2012	1	25,599	1,556,670	1,582,270
Net Income for the year ended December 31, 2013	0	0	72,256	72,256
Stockholder distributions	0	0	(1,250,000)	(1,250,000)
BALANCE, December 31, 2013	$ 1	$ 25,599	$ 378,926	$ 404,526

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MASON SECURITIES, INC.

	Year Ended December 31, 2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 72,256	$ 183,204
Effects of changes in income and expense accruals:		
Concessions and commissions receivable	13,497	(13,473)
Commissions payable	(2,437)	3,352
NET CASH PROVIDED BY OPERATING ACTIVITIES	83,316	173,083
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from related party	1,288,563	(147,898)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(1,250,000)	0
NET INCREASE IN CASH	121,879	25,185
Cash, beginning of the year	134,336	109,151
CASH, END OF YEAR	$ 256,215	$ 134,336

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2013 and 2012

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when earned. The commission revenue will fluctuate depending upon the asset values of select mutual funds. Total trailer commission revenue for the years ended December 31, 2013 and 2012 was $578,600 and $731,213, respectively.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Corporation had no uncertain tax positions at December 31, 2013 and 2012, which required disclosing or recognition.

NOTE B - INCOME TAXES (continued)

The Parent, by agreement, is responsible for any tax liability of the consolidated group. With limited exceptions, the Parent is no longer subject to income tax examination for any years earlier than 2009. During the years ended December 31, 2013 and 2012, the Corporation recorded its share of the federal and state income taxes, which remain the liability of the Parent. For the years ended December 31, 2013 and 2012, Federal and state income taxes totaled $46,003 and $116,638, respectively. The offsetting liability was recorded in due from related party.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2013 and 2012.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries share a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. Unless otherwise renewed or extended, the loan will expire September 14, 2015. Interest on the outstanding balance for the loan is calculated at the Bank's prime rate and is due monthly. The revolving loan balance was $0 for the years ended December 31, 2013 and 2012.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $68,769 and $1,357,332 for the years ended December 31, 2013 and 2012, respectively.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the years ended December 31, 2013 and 2012 were $58,450 and $63,662, respectively.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2013 and 2012 was $13,369 and $15,146, respectively, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Optional contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. For the years ended December 31, 2013 and 2012, the Corporation made contributions of $6,753 and $5,723 to the plan, respectively.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 0.0481 to 1. At December 31, 2013, the Corporation had net capital of $263,940, which was $258,940 in excess of its required net capital of $5,000.

At December 31, 2012, the Corporation's aggregate indebtedness to net capital ratio was 0.1049 to 1. The Corporation had a net capital of $144,207, which was $139,207 in excess of its required net capital of $5,000.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2013 and 2012

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2013 and 2012 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2013 through February 19, 2014, the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2013 and 2012

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have audited the financial statements of Mason Securities, Inc. as of and for the years ended December 31, 2013 and 2012, and our report thereon dated February 19, 2014, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CST Group, CPAs, PC

February 19, 2014

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

MASON SECURITIES, INC.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Total stockholder's equity	$ 404,526	$ 1,582,270
Deduct: non-allowable assets	136,003	1,438,063
Deduct: haircut valuation	4,583	0
NET CAPITAL	$ 263,940	$ 144,207

See independent auditor's report on supplementary information.

SCHEDULE II - NET CAPITAL RECONCILIATION

MASON SECURITIES, INC.

December 31, 2013

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Mason Securities, Inc. for the period ended December 31, 2013.

DIFFERENCES WITH FOCUS REPORT $ 0

See independent auditor's report on supplementary information.

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

Board of Directors
Mason Securities, Inc.
Reston, Virginia

In planning and performing our audit of the financial statements of Mason Securities, Inc. (the Corporation), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

February 19, 2014

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2014

To the Board of Directors of Mason Securities, Inc.
Mason Securities, Inc.
10740 Parkridge Blvd, Fifth Floor
Reston, VA 20191

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Mason Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mason Securities, Inc.'s management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and over payment from prior year which consisted of the review of the 2012 SIPC forms, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance supporting the adjustments, noting no differences; and
5. Compared the amount of any over payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

SCHEDULE OF ASSESSMENT AND PAYMENT

MASON SECURITIES, INC.

December 31, 2013

SIPC 7 assessment - 2013	$ 1.00
Overpayment applied from prior year	(114.00)
SIPC 7 payment	0.00
	(113.00)
Overpayment carried forward	$(113.00)

CST Group, CPAs, PC verified the overpayment applied from the 2012 SIPC assessment.

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2014

Mr. Scott George
Mason Securities, Inc.
11130 Sunrise Valley Drive, Suite 200
Reston, VA 20191

We have audited the financial statements and supplementary information of Mason Securities, Inc. (the Corporation) for the years ended December 31, 2013 and 2012, and have issued our report thereon dated February 19, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated November 20, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Corporation are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2013. We noted no transactions entered into by the Corporation during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the commission receivable and commission payable is based on historical commission receivable and commission expense. We evaluated the key factors and assumptions used to develop the year end accruals in determining that it is reasonable in relation to the financial statements taken as a whole.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statement was:

> The disclosure of related party transactions, in Note E to the financial statements, is particularly sensitive due to the material amount and the related nature of the transaction.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. We did not have any adjustments requiring management correction resulting from our audit.

Disagreements with Management

For purposes of this letter, a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 19, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Corporation's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Corporation's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information to the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of management of the Corporation, and is not intended to be, and should not be, used by anyone other than these specified parties.

CST Group, CPAs, PC

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS